Single Touch Systems Inc.
2235 Encinitas Boulevard, Suite 210
Encinitas, California  92024

July 7, 2011

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:      Mark P. Shuman and Jan Woo

Re:          Single Touch Systems Inc.
Registration Statement on Form S-1 (File No. 333-175119)

Ladies and Gentlemen:

Single Touch Systems Inc. (the "Company"), in connection with its filing of pre-effective amendment no. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-175119), hereby responds to the Staff's comments raised in the Staff’s comment letter dated June 29, 2011.  For ease of reference, the Staff's five comments are reproduced below in their entirety, and the Company's responses immediately follow.

In addition, we note that through this amendment, an additional 1,269,801 shares, to be resold by four new selling shareholders, are being registered.

General

1.
It appears that other registered shelf distributions of your securities are currently being conducted. We refer to Forms S-1, file numbers 333-172844 and 333-170593 in this regard. Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Company Response. The registration statement has been revised as requested (see the Prospectus cover page).

2.
Please revise the cover page to specify the number of shares that are being offered for resale by the selling shareholders that are currently outstanding and the number of shares being offered that are underlying warrants held by the selling shareholders.

Securities and Exchange Commission
July 7, 2011

Company Response. The registration statement has been revised as requested (see the Prospectus cover page).

Selling Stockholders, page 27

3.
Please disclose the natural person or persons who have voting and investment control over the company’s shares held by any entities listed as selling shareholders, such as Marshall & Ilsley Trust Company, N.A. and Band & Co. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Company Response. The registration statement has been revised as requested.

4.
Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Company Response.  None of the initially listed selling stockholders is a broker-dealer or an affiliate of a broker-dealer.  The selling shareholders added through pre-effective amendment no. 1 are a broker-dealer and its affiliates, and the registration statement has been revised to identify them as underwriters.

Where You Can Find More Information, page 35

5.	Please disclose the correct address of the SEC, which is 100 F Street, NE, Washington, DC 20549.

Company Response. The registration statement has been revised as requested.

Securities and Exchange Commission
July 7, 2011

Should you have any questions or comments with respect to the foregoing, please contact Hayden Trubitt of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3006.

Very truly yours,

By:	/s/ James Orsini
James Orsini
Chief Executive Officer

cc:           (Via Facsimile: (858) 926-3001)
Hayden J. Trubitt, Esq.
Stradling Yocca Carlson & Rauth
4365 Executive Drive, Suite 1500
San Diego, CA 92121